FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	……	April	……………………………………………………,	2017

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	April 26, 2017	By……/s/………Eiji Shimizu………………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Share Exchange Agreement under which Miyazaki Daishin Canon Inc. will be made a Wholly-owned Subsidiary by Simplified Share Exchange

April 26, 2017

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
Tokyo (First section) and other Stock Exchanges

Inquiries:
Eiji Shimizu
General Manager
Consolidated Accounting Division
Group Management Center
Finance & Accounting Headquarters
+81-3-3758-2111

Notice of Share Exchange Agreement under which Miyazaki Daishin Canon Inc. will be made a

Wholly-owned Subsidiary by Simplified Share Exchange

Canon Inc. (“Canon”) and Miyazaki Daishin Canon Inc. (“Miyazaki Daishin Canon”) at their respective Board of Directors’ meetings held on April 26, 2017, adopted resolutions to conduct a share exchange under which Miyazaki Daishin Canon will be made a wholly-owned subsidiary resulting from a share exchange of Canon, which will become the wholly-owning parent company resulting from a share exchange (the “Share Exchange”), and concluded a share exchange agreement, as described below.

The Share Exchange will become effective on June 1, 2017, after approval is granted at the extraordinary general meeting of shareholders of Miyazaki Daishin Canon to be held on May 11, 2017. By contrast, Canon will adopt a simplified share exchange without approval at the general meeting of shareholders pursuant to Article 796, Paragraph 2 of the Companies Act.

On the last day of the business term prior to the Share Exchange, the amount of total assets of Miyazaki Daishin Canon, the company that will become the wholly-owned subsidiary resulting from a share exchange, was less than 10% of the net assets of Canon, the company that will become the wholly-owning parent company resulting from a share exchange on the last day of the business term prior to the Share Exchange. Additionally, in the last business term prior to the Share Exchange, the amount of net sales of Miyazaki Daishin Canon, the company that will become the wholly owned subsidiary resulting from a share exchange, was less than 3% of the net sales of Canon in the last business term prior to the Share Exchange. As a result, certain disclosure items and details have been omitted from this disclosure.

Details:

1.	Purpose of Making Miyazaki Daishin Canon a Wholly-owned Subsidiary through a Share Exchange

Under the corporate philosophy of kyosei—living and working together for the common good—the basic management policy of the Canon Group (the “Group”) is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development. Based on this basic management policy and the aim of becoming a truly excellent global corporation, Canon launched in 2016 a five-year management plan—Phase V of its Excellent Global Corporation Plan—under the slogan “embracing the challenges of new growth through a strategic grand transformation.” Through this plan, Canon, on the one hand, is working to reinforce existing businesses, and on the other hand, with an aim of growing through a transformation of its business structure, is pushing forward measures to cultivate and strengthen new businesses.

Although the global economy is currently on a path of gradual recovery, led by the recovery in the U.S., uncertainty towards the future of the European economy is on the rise as the glue that bound the EU together seems to be weakening, stemming from the U.K.’s withdrawal from the EU. The Group, to swiftly respond to changes in demand due to market fluctuations, is bringing manufacturing capabilities back to Japan as a way to strengthen mutual cooperation between development and manufacturing. At the same time, by vigorously driving forward automation Canon is also furthering its capabilities in camera production engineering.

To further raise the effects of these measures, on top of the financial bases we have strengthened so far, we need to push forward measures that will speed up the way our businesses are managed. Highlighting our interchangeable-lens digital camera business, the most important theme here is to further strengthen our position in the market, launching attractive new products in a timely manner and enhancing our production engineering capabilities in this area.

Taking this into account, we decided take this opportunity to make Miyazaki Daishin Canon, an affiliated company accounted for by the equity-method since 1980 that has contributed to the development of the Group as a manufacturer of mainly interchangeable-lens digital cameras, a wholly-owned subsidiary. In doing so, we will promote a synergistic combination of Canon Group business and management resources and construct a system that allows agile decision-making and prompt execution of important strategies. Going forward, the Group will work in a concerted effort to further speed up the management process and enhance its position in the camera market.

2.	Executive Summary of the Share Exchange

(1)	Share Exchange Schedule

Board resolutions adopted (Canon and Miyazaki Daishin Canon)	Wednesday, April 26, 2017
Date of execution of the share exchange agreement	Wednesday, April 26, 2017
Extraordinary general meeting of shareholders to approve the share exchange agreement (Miyazaki Daishin Canon)	Thursday, May 11, 2017 (scheduled)
Scheduled implementation date of the Share Exchange (effective date)	Thursday, June 1, 2017 (scheduled)

(Note 1)

The Share Exchange will be carried out, without the approval of the share exchange agreement at Canon’s general meeting of shareholders, based on a simplified share exchange procedure pursuant to Article 796, Paragraph 2 of the Companies Act.

(Note 2)

There are circumstances when the above schedule is subject to change through the agreement of both companies, such as when progress being made in the Share Exchange process makes it unavoidable or when there exists some other reason that makes it necessary.

(2)	Method of the Share Exchange

Under the Share Exchange, Miyazaki Daishin Canon will be made a wholly-owned subsidiary resulting from a share exchange and Canon will become a wholly-owning parent company resulting from a share exchange. The Share Exchange will become effective on June 1, 2017 after approval is granted at the extraordinary general meeting of shareholders of Miyazaki Daishin Canon to be held on May 11, 2017. By contrast, Canon will adopt a simplified share exchange without approval at the general meeting of shareholders pursuant to Article 796, Paragraph 2 of the Companies Act.

(3)	Terms of allotment in connection with the Share Exchange

	Canon Inc. (Wholly owning parent company resulting from a share exchange)	Miyazaki Daishin Canon Inc. (Wholly owned subsidiary resulting from a share exchange)
Terms of allotment in connection with the Share Exchange	1	5.91
No. of shares to be delivered upon the Share Exchange	Common stock of Canon: 472,800 shares (planned)

(Note 1)	Share allotment ratio

5.91 shares of common stock of Canon will be allotted and delivered for one share of common stock of Miyazaki Daishin Canon; provided, however, that no share allotment will be made for 80,000 shares of common stock of Miyazaki Daishin Canon held by Canon for the purposes of the Share Exchange. For the sake of clarity, in case of a material change in the assumptions based on which the ratio is calculated, the above-mentioned share exchange ratio may be changed after discussion between Canon and Miyazaki Daishin Canon.

(Note 2)	Number of Canon shares to be delivered upon the Share Exchange

Upon the Share Exchange, Canon will allot and deliver 472,800 shares of its common stock; however, Canon will issue no new shares, as it plans to apply its treasury shares (241,696,710 shares as at the end of March 2017) for shares so delivered.

(4)	Treatment of share option (shinkabu-yoyaku-ken) and debentures with share option:

Not applicable, as Miyazaki Daishin Canon has issued no share option and debentures with share option.

3.	Basis for Calculation of the Terms of Allotment in Connection with the Share Exchange

(1)	Basis and reasons of the terms of allotment

In order to secure the fairness and validity of the share exchange ratio under the Share Exchange, Canon determined to request an independent third-party appraisal agency to calculate the share exchange ratio, and designated Nomura Securities Co., Ltd. (“Nomura Securities”), as the third-party appraisal agencies to calculate the share exchange ratio.

Using as a reference, the results of the calculated share exchange ratios that were submitted by the third party appraisal agency, and taking into consideration, the financial condition of both companies, performance trends as well as the trend in stock price etc., Canon and Miyazaki Daishin Canon conducted sincere negotiations and consultations. As a result, Canon’s stock valuation is the average closing price of the one month period up to the base date (section 3, item (2) ) and Miyazaki Daishin Canon’s stock valuations is calculated taking into account the recent value of net assets and other factors, in section 2, item 3 above, and both companies affirm that the share exchange ratio is valid, and determined that it will contribute to the benefit of the shareholders of Canon and Miyazaki Daishin Canon, and at their respective Board of Directors’ meetings held on April 26, 2017, the share exchange ratio for the Share Exchange was decided and Canon and Miyazaki Daishin Canon concluded a share exchange agreement.

If a significant change occurs in the terms and conditions that form the basis of the share exchange ratio calculation adjustment may be made through consultation of Canon and Miyazaki Daishin Canon.

(2)	Items related to the calculations

1. Relationship with the appraisal agency

Nomura Securities is the third-party appraisal agency independent of Canon and Miyazaki Daishin Canon that does not fall under the category of related parties. In regard to the Share Exchange, there is not special interest described.

2. Overview of the calculation

Since Canon is listed on the Tokyo Stock Exchange and its share has the market price, as for Canon, for the average market price analysis, Nomura Securities designated April 25, 2017 as the base date, and adopted the closing stock prices on the base date, and the average closing stock prices for the periods of five business days, one month, three months and six months prior to the base date, all on the Tokyo Stock Exchange.

As for Miyazaki Daishin Canon, which is not listed company, there are a number of comparable companies that are listed and as the stock price of comparable companies can be analogized the comparable companies method was used as well as the discounted cash flow (DCF) method, to reflect in the evaluation future business activities.

The results of analysis under each of these methods are as follows. The ranges of the share exchange ratios shown below represent the ranges of the number of shares of Canon common stock to be allotted for each share of Miyazaki Daishin Canon common stock.

Method Adopted	Calculated Results of Share Exchange Ratio
Comparable Companies Analysis	4.89 to 10.98
DCF Analysis	4.75 to 12.34

In calculating the share exchange ratio, Nomura Securities principally used the information provided by Canon and Miyazaki Daishin Canon, as well as publicly available information. Nomura Securities assumed that all of those materials and information were accurate and complete and has not independently verified their accurateness and completeness. Additionally, Nomura Securities has not conducted any independent evaluation, appraisal or assessment of the assets and liabilities (including contingent liabilities) of Canon, Miyazaki Daishin Canon and their affiliates, including analysis and evaluation of individual assets and liabilities, and has not requested any third-party institution to evaluate, appraise or assess them. The calculations of share exchange ratios by Nomura Securities reflect the information and economic conditions as of the reference date for calculation. Nomura Securities also assumed that Miyazaki Daishin Canon’s financial forecast had been reasonably prepared by the management of Canon and Miyazaki Daishin Canon based on the best forecast and judgment currently available to and possible for them. In connection with the calculation using the DCF method Nomura Securities assumed that in Miyazaki Daishin Canon’s profit plan, there would be not significant increase or decrease in profit in any business year.

(3)	Measures for securing fairness

Canon already holds 50.00% of the number of issued shares of Miyazaki Daishin Canon. In connection with the consummation of the Share Exchange, Canon requested Nomura Securities as the third-party appraisal agency to calculate the share exchange ratio in order to secure the fairness of the share exchange ratio under the Share Exchange. Based on the results of that calculation, Canon held negotiations and discussions with Miyazaki Daishin Canon, and the Board of Directors of Canon adopted the resolution for the Share Exchange at the share exchange ratio described in Section 2(3) above at its meeting held on April 26, 2017.

4.	Outline of the Parties to the Share Exchange (as of March 31, 2017)

		Wholly-owning parent company resulting from a share exchange	Wholly-owned subsidiary resulting from a share exchange
(1)	Trade name:	Canon Inc.	Miyazaki Daishin Canon Inc.
(2)	Location:	30-2, Shimomaruko 3-chome Ota-ku, Tokyo	4308-1, Ohaza Takajo, Kijo-cho, Koyu-gun, Miyazaki
(3)	Name and title of representative:	Fujio Mitarai Chairman and CEO	Hatsumi Kuwahara President and Representative Director
(4)	Nature of business:	Development, manufacture and sale of office equipment, imaging system products, and industrial and other equipment	Manufacture of digital cameras
(5)	Capital:	¥174,762 million	¥80 million
(6)	Incorporation date:	August 10, 1937	January 28, 1980
(7)	No. of issued shares:	1,333,763,464 shares	160,000 shares
(8)	Fiscal year end:	December 31	December 31
(9)	Major shareholders and shareholding ratio:

The Master Trust Bank of Japan,

Ltd. (Trust Account)            5.00%

Japan Trustee Services Bank, Ltd.

(Trust Account)                    3.80%

The Dai-ichi Life Insurance

Company, Limited                2.81%

Barclays Securities Japan Limited

                                              1.95%

Mizuho Bank, Ltd.               1.69%

(As of December 31, 2016)

Canon Inc. 50.00% DAISHIN SANGYO CO., LTD. 50.00%

(10)	Relationship between the parties:
	Capital relationship:	Canon holds 50.00% of the number of issued shares of Miyazaki Daishin Canon (80,000 shares).
	Personnel relationship:	Five people who are either a director or an employee of Canon concurrently serve as a director or an audit & supervisory board member of Miyazaki Daishin Canon.
	Commercial relationship:	The Canon Group purchases cameras and semi-processed cameras from Miyazaki Daishin Canon.
	Related Party or not:	Miyazaki Daishin Canon is an affiliated company of Canon accounted for using the equity method; Canon and Miyazaki Daishin Canon mutually fall under the category of related parties.
(11)	Financial conditions and operating results for the most recent three fiscal years
		Canon Inc. (Consolidated)			Miyazaki Daishin Canon (Non-consolidated)
	Fiscal year end	Dec. 14	Dec. 15	Dec. 16	Dec. 14	Dec. 15	Dec. 16
	Net assets	2,978,184	2,966,415	2,783,129	2,833	2,944	3,187
	Total assets	4,460,618	4,427,773	5,138,529	13,511	17,725	19,503
	Net assets per share (yen)	¥2,727.69	¥2,716.32	¥2,548.49	¥17,708.06	¥18,401.56	¥19,917.01
	Net sales	3,727,252	3,800,271	3,401,487	33,814	52,379	52,130
	Operating profit	363,489	355,210	228,866	46	197	454
	Net income before tax	383,239	347,438	244,651	70	224	445
	Net income attributable to the company	254,797	220,209	150,650	43	119	258
	Net income per share (yen)	¥229.03	¥201.65	¥137.95	¥266.53	¥743.50	¥1,615.45

(¥ in millions, except where otherwise noted)

(Note 1)

The consolidated financial statements of Canon Inc. have been presented in compliance with U.S. accounting standards, and its net assets and net assets per share represents its shareholders’ equity and shareholders’ equity per share, respectively.

(Note 2)	The numeric value of Miyazaki Daishin Canon Inc. has been presented according to its non-consolidated financial statements in compliance with Japanese accounting standards.

5.	Condition after the Share Exchange

Wholly owning parent company resulting from a share exchange
(1)	Trade name:	Canon Inc.
(2)	Location:	30-2, Shimomaruko 3-chome Ota-ku, Tokyo
(3)	Name and title of representative:	Fujio Mitarai Chairman and CEO
(4)	Nature of business:	Development, manufacture and sale of office equipment, imaging system products, and industrial and other equipment
(5)	Capital:	¥174,762 million
(6)	Fiscal year end:	December 31

6.	Outlook

Canon has already consolidated Miyazaki Daishin Canon as an affiliated company, accounted for using the equity method. Therefore, the impact of the Share Exchange on the consolidated and non-consolidated earnings of Canon is expected to be insignificant.